T 604.682.3701 Suite 400, 455 Granville Street ir@coralgold.com
F 604.682.3600 Vancouver, BC V6C 1T1 www.coralgold.com

February 4, 2009	Trading Symbols: TSX Venture – CLH US;OTC.BB – CLHRF Berlin and Frankfurt – GV8

CORAL GOLD ANNOUNCES REVERSE CIRCULATION DRILLING PROGRAM COMPLETED AT THE ROBERTSON PROPERTY FOR 2008

Coral Gold Resources Ltd. (“Coral” or the “Company”) announces that its Reverse Circulation drilling program has been completed at the Robertson property in Crescent Valley, Nevada, USA.

The program totaled 22,835 ft. of drilling in 33 vertical holes which ranged in depth from 500 to 1200 feet. The holes were located on the Altenburg Hill, South Porphyry, 39A and Distal zones in order to increase the gold resource in these zones.  Hole locations can be viewed in maps on our website at www.coralgold.com.

Coral’s February 11, 2008 news release detailed results of the NI 43-101 compliant “Mineral Resource Estimate for the Robertson property, Lander County Nevada” report by Beacon Hill Consultants which gave a new estimate for the gold deposits at the Robertson property (based on a price of US $600 per ounce) of a total inferred resource of 2.3 million ounces.

The report proposed a program of reverse circulation drilling to expand the resource. This was the recent program, completed in 2008.

All assay results have now been received and are shown in the attached table.

The drill program has partially extended the areas of mineralization in several zones.

Robert McCusker, Consultant Geologist supervised the drill program as a Qualified person for NI 43-101.

This news release was prepared by Chris Sampson, P.Eng., VP Exploration and Director,  a Qualified Person as defined by NI 43-101.

ON BEHALF OF THE BOARD

“Chris Sampson”

______________________________
Chris Sampson
V.P. Exploration

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.

Altenburg Hill Zone
	Total				Grade,
Hole No.	depth (ft)	From (ft)	To (ft)	Thickness (ft)	oz Au/t
CR08-10	500	95	170	75	0.014
CR08-19	500	40	115	75	0.027
		175	235	65	0.018
CR08-20	500
CR08-21	500	0	100	100	0.019
		130	200	70	0.017
		270	305	35	0.017
		320	370	50	0.017
CR08-22	500				no significant values
CR08-23	500				no significant values
CR08-24	500	30	75	45	0.012
		360	380	20	0.024
CR08-25	500	60	150	90	0.019
		375	415	40	0.013
CR08-26	500	25	155	130	0.020
		290	315	25	0.018
CR08-27	500	0	15	15	0.013
		50	125	75	0.018
		200	265	65	0.021
		370	385	15	0.047
CR08-28	500	405	495	90	0.013
CR08-29	500	60	140	80	0.021
		435	450	15	0.034
CR08-30	425	5	165	160	0.023
		280	345	65	0.012
		365	385	20	0.024
		405	425	20	0.030
CR08-31	500	0	135	135	0.018
		330	365	35	0.018
		440	455	15	0.031
CR08-32	345	0	85	85	0.014
		305	320	15	0.023
Total Footage				7270

South Porphyry Zone
	Total				Grade,
Hole No.	depth (ft)	From (ft)	To (ft)	Thickness (ft)	oz Au/t
CR08-33	500	95	110	15	0.025
CR08-34	500				no significant values
CR08-35	500	145	170	25	0.017
CR08-36	500				no significant values
CR08-37	500	135	270	135	0.020
CR08-38	500	160	210	50	0.039
		370	420	50	0.017
Total Footage				3000

39A ZONE

			Collar	Total				Grade,
Hole No.	utm north	utm east	elev. (ft)	depth (ft)	From (ft)	To (ft)	Thickness (ft)	oz Au/t
CR08-11	4462209	525782	5487	760	80	85	5	0.061
					165	170	5	0.057
					205	210	5	0.070
					660	685	25	0.034
					695	710	15	0.012

CR08-12	not drilled

CR08-13	4462406	525809	5504	850	680	780	100	0.075
including					690	770	80	0.088
including					710	735	25	0.170

CR08-14	4462501	525821	5517	1000	80	155	75	0.017
					340	380	40	0.025
					555	580	25	0.012
					825	855	30	0.015
					905	925	20	0.022

CR08-15	4462482	525864	5551	1000	80	100	20	0.021
					385	395	10	0.064
					600	610	10	0.046
					835	900	65	0.037
					965	990	25	0.027

CR08-16	4462504	525898	5527	1040	55	75	20	0.014
					140	170	30	0.017
					265	280	15	0.018
					295	320	25	0.021
					380	390	10	0.054
					760	800	40	0.037
					830	965	135	0.014

CR08-17	4462445	525868	5515	970	95	110	15	0.025
					225	265	40	0.045
					820	910	90	0.057
including					820	830	10	0.327

CR08-18	4462472	525941	5487	1025	245	265	20	0.031
					285	350	65	0.039
					620	625	5	0.069
					710	735	25	0.022
					765	770	5	0.137
					965	1025	60	0.019
Total Footage				6645

DISTAL ZONE

			Collar	Total				Grade,
Hole No.	utm north	utm east	elev. (ft)	depth (ft)	From (ft)	To (ft)	Thickness (ft)	oz Au/t
CR08-1	4462897	525324	5804	1120	925	940	15	0.043
					960	1000	40	0.013

CR08-2	not drilled

CR08-3	4462768	525301	5831	1200	680	730	50	0.027
					940	955	15	0.014
					980	1035	55	0.024
					1050	1080	30	0.026

CR08-4	4462714	525307	5806	1200	430	480	50	0.011
					705	720	15	0.021
					860	885	25	0.023
					910	945	35	0.015
					955	980	25	0.089
					1055	1085	30	0.018

CR08-5	4462659	525314	5791	1200	630	650	20	0.031
					820	835	15	0.028
					850	895	45	0.058
including					885	890	5	0.27
					925	945	20	0.022
					1080	1095	15	0.028
					1165	1175	10	0.029

CR08-6	4462596	525378	5728	1200	890	900	10	0.032
					910	1030	120	0.071
including					910	920	10	0.354
including					965	970	5	0.24
					1045	1060	15	0.016
Total Footage				5920